Exhibit 99.3

NEWS RELEASE

Red White & Bloom Brands Provides Update on Status of Management Cease Trade Order

Vancouver, British Columbia – May 17, 2021 – Red White & Bloom Brands Inc., (CSE: RWB)(OTCQX: RWBYF) (the “Company” or “RWB”) is providing this update on the status of a management cease trade order granted on May 3, 2021 (the "MCTO") by the British Columbia Securities Commission under National Policy 12-203 – Management Cease Trade Order ("NP 12-203"). On May 3, 2021, the Company announced that, for reasons disclosed in the news release, there would be a delay in the filing of its financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2020 (the "Annual Filings") beyond the period prescribed under applicable Canadian securities laws (the "Default Announcement").

The Company reports that it anticipates filing the Annual Filings on or about May 31, 2021. The Company also anticipates that it will its interim financial statements and accompanying management’s discussion and analysis for the first quarter ended March 31, 2021 on or about June 2, 2021. Further updates on timing will be provided by the Company as necessary.

During the MCTO, the general investing public will continue to be able to trade in the Company's listed common shares. However, the Company's chief executive officer and chief financial officer will not be able to trade in the Company's shares.

Other than as disclosed in this news release, there are no material changes to the information contained in the Default Announcement. The Company confirms that it intends to satisfy the provisions of NP 12- 203 and will continue to issue bi-weekly default status reports for so long as it remains in default of the Annual Filings requirement.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Florida, Illinois, California, Michigan, Oklahoma and Arizona with respect to cannabis, and the US and internationally for hemp-based CBD products.

ON BEHALF OF THE BOARD

“Brad Rogers”

Brad Rogers, CEO

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director
Circadian Group IR

IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Cautionary Note Regarding Forward-Looking Statements: Information in this press release that involves RWB’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. RWB generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the timing and completion of necessary accounting and review procedures to complete the Annual Filings and other factors beyond our control. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of RWB’s management. The forward-looking statements in this press release are based upon information available to RWB as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of RWB and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to negotiate and enter into a definitive agreement with Molecular You; failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in RWB’s public filings available on SEDAR at www.sedar.com. Accordingly, readers should exercise caution in relying upon forward-looking statements and RWB undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by applicable law.

The CSE and Information Service Provider have not reviewed and does not accept responsibility for the accuracy or adequacy of this release.